Exhibit 1

FOR IMMEDIATE RELEASE	23 November 2015

WPP PLC (“WPP”)

J. Walter Thompson Company agrees to acquire a majority stake in creative digital agency Cleartag in Lebanon

WPP announces that J. Walter Thompson Company, the global marketing communications agency, has agreed to acquire a majority stake in Cleartag, the leading independent full service digital marketing consultancy in Lebanon and the UAE.

Founded in 2000, Cleartag offers a broad range of digital consulting, user experience, advertising and campaign services. The agency employs around 65 people in Beirut and Dubai.

Cleartag’s unaudited revenues for the year ended 31 December 2014 were US$3.6 million with gross assets of approximately US$1.5 million as at the same date.

This investment continues WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital media. WPP digital revenues (including associates) were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In the Middle East, the Group (including associates) generates revenues of around US$400 million and employs over 3,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP